Exhibit 99.1

THE INFORMATION CONTAINED IN THIS ANNOUNCEMENT IS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION 596/2014

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Tiziana Life Sciences plc

(the “Company”)

Result of Annual General Meeting

At the Annual General Meeting of the Company held at 10.00 a.m. on 25 June 2021, all of the resolutions were duly passed.

The results of the proxy voting will be available shortly on the Company’s website, https://ir.tizianalifesciences.com/shareholder-services/annual-general-meeting.

The Company also confirms that it has re-activated its strategic plan to redomicile to Bermuda; shareholders will receive further information in due course.

The person who arranged for the release of this announcement was Keeren Shah, Chief Financial Officer.

About Tiziana Life Sciences

Tiziana Life Sciences plc (NASDAQ: TLSA, LSE: TILS) is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib (a CDK inhibitor being developed in oncology), the Company is also developing Foralumab in COVID-19, multiple sclerosis, and Crohns Disease. Foralumab is the only second generation fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), Crohn’s disease, psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The Company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammatory pulmonary diseases.

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

United States: Investors: Dave Gentry, CEO RedChip Companies Inc. 1-800-RED-CHIP (733-2447) or 407-491-4498 dave@redchip.com